F R I E D M A N B I L L I N G S R A M S E Y ®

July 12, 2006

VIA EDGAR

Mr. Steven Jacobs

Mail Stop 4561

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Friedman, Billings, Ramsey Group, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 000-50230

Dear Mr. Jacobs:

As Senior Vice President and Chief Financial Officer of Friedman, Billings, Ramsey Group, Inc., a Virginia corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 31, 2006.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

1.	We read your revised disclosure [set forth in your letter dated May 26, 2006] in response to comment 3 [of our letter dated April 24, 2006]. Please clarify how you classify cash inflows related to the sale or principal repayments of loans which were originated or purchased specifically for investment purposes but later reclassified as held for sale. Refer to paragraph 9 of SFAS 102.

RESPONSE: For loans that are originated or purchased for investment purposes, but later reclassified as held for sale, the Company classifies cash inflows related to sales or principal repayments of such loans as cash flows from investing activities in the statements of cash flows. During 2005, the Company reclassified $355 million of loans held for investment to loans held for sale. All cash flows relating to these loans are reflected as investing activities in the 2005 statement of cash flows.

Friedman, Billings, Ramsey Group, Inc.

1001 Nineteenth Street North

Arlington, Virginia 22209

703.312.9500

www.fbr.com

F R I E D M A N B I L L I N G S R A M S E Y ®

Mr. Steven Jacobs July 12, 2006 Page 2

2.	We note your revised disclosure [set forth in your letter dated May 26, 2006] in response to comment 4 [of our letter dated April 24, 2006]. As previously requested, please provide us with an explanation in narrative form or summary of the changes in deferred compensation for the years presented in your Form 10-K.

RESPONSE: As noted in our previous response set forth in our letter dated May 26, 2006, from time to time, the Company awards restricted stock for incentive and retention purposes that are for future service. These unvested shares are held by the Company during the vesting period and recorded as deferred compensation in the Company’s financial statements.

The Company may also award shares of restricted stock for past service in settlement of accrued incentive compensation accrued under the Company’s established variable compensation programs. In March 2005, the Company created an irrevocable trust to hold shares of restricted stock granted to employees for such past service. Once the shares are placed in the trust, the Company has no interest, residual or otherwise, in the shares and all shares are required to be distributed to employees. Accordingly, these shares issued for past performance reduce accrued compensation balances on the Company’s financial statements.

During 2003, the Company issued $2.8 million of restricted shares for incentive and retention purposes that are for future services. The Company recognized deferred compensation expense of $0.6 million in 2003. The ending deferred compensation balance as of December 31, 2003 was $2.2 million.

During 2004, the Company issued $21.3 million of restricted shares, including shares for incentive and retention purposes that are for future services and shares for past performance. The Company recognized deferred compensation expense of $6.6 million in 2004. The ending deferred compensation balance as of December 31, 2004 was $16.9 million.

During 2005, the Company issued $35.5 million of restricted shares, including $23.0 million for incentive and retention purposes that are for future services and $12.5 million for past performance. Accordingly, the $12.5 million of restricted shares relating to past performance was issued directly to the trust and recorded as a reduction in accrued compensation with no effect on deferred compensation. In addition, upon establishment of the trust, $9.3 million of restricted shares issued in 2004 for past service were transferred to the trust, reducing deferred compensation and the related accrued compensation. In addition to this trust related activity, the Company recognized deferred compensation expense of $13.9 million in 2005. Deferred compensation also was reduced by $1.1 million related to the cancellation of unvested restricted shares issued for future services for terminated employees. The ending deferred compensation balance as of December 31, 2005 was $15.6 million.

Friedman, Billings, Ramsey Group, Inc.

1001 Nineteenth Street North

Arlington, Virginia 22209

703.312.9500

www.fbr.com

F R I E D M A N B I L L I N G S R A M S E Y ®

Mr. Steven Jacobs July 12, 2006 Page 3

As noted in our letter dated May 26, 2006, the Company acknowledges the Staff’s comment and undertakes to expand and clarify its disclosure of restricted stock grants in future filings.

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (703) 312-9647.

Very truly yours,

/s/ Kurt R. Harrington
Kurt R. Harrington
Senior Vice President and Chief Financial Officer

cc:	Josh Forgione
Daniel M. LeBey

Friedman, Billings, Ramsey Group, Inc.

1001 Nineteenth Street North

Arlington, Virginia 22209

703.312.9500

www.fbr.com